JACC Studios Inc

18124 Wedge Pkwy, Ste 1050

Reno, NV 89511

December 10, 2015

Securities and Exchange Commission

Attn: Mark P. Shuman

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: JACC Studios Inc

Registration Statement on Form S-1

Filed October 30, 2015

File No. 333-207103

On behalf of JACC Studios Inc (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 6, 2015, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. We have also updated our financial statements as required per your comment letter of November 19, 2015.

Sincerely,

s/s_______________

Zhongbo Jia

Cover Page

1.	We note your response to prior comment 1 and reissue the comment. In this regard, the disclosure in the filing continues to state that the selling shareholders may sell the shares at prevailing market prices or privately negotiated prices. Please revise your disclosure here and throughout the filing to clarify that the selling shareholders must sell the shares that they are offering at a fixed price for the duration of the offering, even if the shares are quoted on the OTC.

Response: revised

Risk Factors, page 5

2.	We are unable to locate disclosure responsive to prior comment 4 and reissue the comment. Please add a risk factor that highlights the consequences of shell company status and includes a discussion on the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: risk factor added

Risks Associated With This Offering

Our status as an “emerging growth company” under the JOBS Act OF 2012..., page 11

3.	Your disclosure here and throughout this section that you have elected to take advantage of the extended transition period provided by Section 107 of the JOBS Act is inconsistent with your statement on page 18 that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards. Please advise or revise.

Response: revised

Legal Proceedings, page 18

4.	We are unable to locate disclosure responsive to prior comment 11 and reissue the comment. With a view towards disclosure, please tell us whether Mr. Jia has been involved with any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

Response: Mr. Jia has not been involved with any legal proceedings the past ten years as noted

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 22

5.	We note your response to prior comment 12. Please disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Response: disclosed